 **Zach Atherton**
September 21, 2022 · 🌐

GAUGING INTEREST in an investment opportunity.

Colin Mochrie (from Whose Line is it Anyway?) is creating the world's first platform for improv comedy called "Dry Bar Unscripted" and the plan is to partner with Dry Bar Comedy, the world's largest library of comedy specials.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in "Dry Bar Unscripted" if we launched a crowdfunding investment.

"Dry Bar Unscripted" is a platform for the best improv comedians around the world to film family-friendly improv comedy for you to watch (for free!) in your home, laughing with your loved ones.

Remember how awesome it was laughing at Colin and his improv buddies with your whole family every Friday night? Imagine having that with your family now, whenever you want!

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM
Get Notified If The Investment Goes Live
With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

[Learn more]

👍 Like   💬 Comment   ➤ Share

 **Zach Atherton**
September 21, 2022 · 🌐

GAUGING INTEREST in an investment opportunity.

Colin Mochrie (from Whose Line is it Anyway?) is creating the world's first platform for improv comedy called "Dry Bar Unscripted" and the plan is to partner with Dry Bar Comedy, the world's largest library of comedy specials.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in "Dry Bar Unscripted" if we launched a crowdfunding investment.

"Dry Bar Unscripted" is a platform for the best improv comedians around the world to film family-friendly improv comedy for you to watch (for free!) in your home, laughing with your loved ones.

Remember how awesome it was laughing at Colin and his improv buddies with your whole family every Friday night? Imagine having that with your family now, whenever you want!

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM
Get Notified If The Investment Goes Live
With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

[Learn more]

👍 Like   💬 Comment   ↪ Share

 **Zach Atherton**
September 21, 2022 · 🌐

GAUGING INTEREST in an investment opportunity.

Colin Mochrie (from Whose Line is it Anyway?) is creating the world's first platform for improv comedy called "Dry Bar Unscripted" and the plan is to partner with Dry Bar Comedy, the world's largest library of comedy specials.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in "Dry Bar Unscripted" if we launched a crowdfunding investment.

"Dry Bar Unscripted" is a platform for the best improv comedians around the world to film family-friendly improv comedy for you to watch (for free!) in your home, laughing with your loved ones.

Remember how awesome it was laughing at Colin and his improv buddies with your whole family every Friday night? Imagine having that with your family now, whenever you want!

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM
Get Notified If The Investment Goes Live
With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

[Watch more]

👍 Like   💬 Comment   ↪ Share

 **Zach Atherton**
September 21, 2022 · 🌐

What if there was amazing family-friendly improv comedy you could watch with your loved ones every night?🥲

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com👀

Legal made us say this last part😳: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified
03:33

DRYBARUNSCRIPTED.COM

Get Notified
Help us bring family-friendly improve comedy back.

[Learn more]

👍 Like   💬 Comment   ↗ Share

 **Zach Atherton**
September 21, 2022 · 🌐

What if there was amazing family-friendly improv comedy you could watch with your loved ones every night?

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM
Get Notified If The Investment Goes Live
With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

Watch more

👍 Like   💬 Comment   ➦ Share

 **Zach Atherton**
September 21, 2022 · 🌐

GAUGING INTEREST in an investment opportunity.

Colin Mochrie (from Whose Line is it Anyway?) is creating the world's first platform for improv comedy called "Dry Bar Unscripted" and the plan is to partner with Dry Bar Comedy, the world's largest library of comedy specials.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in "Dry Bar Unscripted" if we launched a crowdfunding investment.

"Dry Bar Unscripted" is a platform for the best improv comedians around the world to film family-friendly improv comedy for you to watch (for free!) in your home, laughing with your loved ones.

Remember how awesome it was laughing at Colin and his improv buddies with your whole family every Friday night? Imagine having that with your family now, whenever you want!

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM
Get Notified If The Investment Goes Live
With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

[Watch more]

👍 Like   💬 Comment   ↪ Share

 **Zach Atherton**
September 21, 2022 · 🌐

What if there was amazing family-friendly improv comedy you could watch with your loved ones every night?

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM
Get Notified If The Investment Goes Live
With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

[Watch more]

👍 Like   💬 Comment   ↪ Share

 **Zach Atherton**
September 21, 2022 · 🌐

What if there was amazing family-friendly improv comedy you could watch with your loved ones every night?🤔

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at www.DryBarUnscripted.com👀

Legal made us say this last part😳: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified
03:33

DRYBARUNSCRIPTED.COM
Get Notified
Help us bring family-friendly improve comedy back.

[Learn more]

👍 Like   💬 Comment   ↗ Share

 **Zach Atherton**

September 21, 2022 · 🌐

Mochrie (from Whose Line is it Anyway?) is creating the world's first platform for improv comedy called "Dry Bar Unscripted"

Remember how awesome it was laughing at Colin and his improv buddies with your whole family every Friday night? Imagine having that with your family now, whenever you want!

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM

Get Notified If The Investment Goes Live

With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

[Watch more]

👍 Like   💬 Comment   ↪ Share



Zach Atherton

September 21, 2022 · 🌐

Mochrie (from Whose Line is it Anyway?) is creating the world's first platform for improv comedy called "Dry Bar Unscripted"

Remember how awesome it was laughing at Colin and his improv buddies with your whole family every Friday night? Imagine having that with your family now, whenever you want!

Check out Colin's improv comedy special for "Dry Bar Unscripted" and the potential investment opportunity at DryBarUnscripted.com

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Get Notified If The Investment Goes Live
03:33

DRYBARUNSCRIPTED.COM

Get Notified If The Investment Goes Live

With your help, we can bring hilarious, family-friendly improv comedy back into homes everywhere.

| Watch more |

👍 Like   💬 Comment   ↪ Share